CHINAEDU REPORTS THIRD QUARTER 2011 RESULTS

Quarterly Net Revenue Grows 12.7 Percent Year-Over-Year, Meeting High End of Company Guidance
Net Income Attributable to ChinaEdu per Diluted ADS is $0.056

BEIJING, CHINA – November 21, 2011 – ChinaEdu Corporation (NASDAQ: CEDU) (“ChinaEdu” or the “Company”), a leading online education services provider in China, today announced its unaudited financial results for the third quarter and nine months ended September 30, 2011.1

Key Quarterly Financial and Operating Data

•	Total net revenue for the third quarter of 2011 was $17.9 million, a 12.7 percent increase from $15.8 million in the corresponding period in 2010, meeting the high end of Company guidance.

•	Net revenue from online degree programs was $14.2 million, an increase of 12.5 percent from $12.6 million in the corresponding period of 2010.

•	Net income attributable to ChinaEdu was $0.9 million.

•	Adjusted net income attributable to ChinaEdu2 was $1.4 million.

•	Net income attributable to ChinaEdu per diluted ADS3 was $0.056.

•	Adjusted net income attributable to ChinaEdu per diluted ADS4 was $0.081.

Julia Huang, chairman and chief executive officer of ChinaEdu commented, “Focusing on growth in our online degree programs continued to pay off this quarter with net revenue for the third quarter increasing 12.7 percent over the corresponding period in 2010 and meeting the high end of our quarterly revenue guidance. With a solid business in online degree programs, we continue to expand into other areas that leverage our core knowledge of interactive learning to find scalability, such as online tutoring programs. We continue to push to be the market leader in each of our divisions and we intend to maintain profitability through this period of investment to continue adding to our already strong track record of steady profitability since our IPO in 2007.”

Ms. Huang continued, “As we work towards our long-term goals, we are pleased to have Simon Mei aboard as our chief financial officer. Mr. Mei brings over nineteen years of professional experience in audit, accounting and financial operations and management and a strong Big Four background as well as experience with educational service providers. He has an in-depth understanding of the education industry in China and I am confident that he will make positive contributions to ChinaEdu.”

1
The reporting currency of the Company is RMB, but for the convenience of the reader, the amounts for the three and nine months ended on September 30, 2010 and September 30, 2011 are presented in U.S. dollars. Unless otherwise stated, all translations from RMB to U.S. dollars were made at the rate of RMB6.378 to $1.00, the noon buying rate in effect on September 30, 2011 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollar amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release. An explanation of the Company’s non-GAAP financial measures is included in the section entitled “Non-GAAP Financial Measures” below, and the related reconciliations to GAAP financial measures are presented in the accompanying financial statements.

2
“Adjusted net income attributable to ChinaEdu” is a non-GAAP measure defined as net income attributable to ChinaEdu excluding share-based compensation net of noncontrolling interest portion, and amortization of intangible assets and land use rights.

3	“ADS” is American Depositary Share. Each ADS represents three ordinary shares.

4
“Adjusted net income attributable to ChinaEdu per diluted ADS” is a non-GAAP measure which is computed using adjusted net income attributable to ChinaEdu over number of ADSs used in net income attributable to ChinaEdu per diluted ADS calculation.

Financial Results for the Third Quarter Ended September 30, 2011

Net Revenue
Total net revenue for the third quarter of 2011 was $17.9 million, a 12.7 percent increase from $15.8 million in the corresponding period in 2010. Net revenue from online degree programs for the third quarter of 2011 was $14.2 million, a 12.5 percent increase from $12.6 million for the corresponding period in 2010. The increase was primarily due to the continued expansion of the Company’s learning center network, with organic growth in revenue students enrolled in online degree programs contributing as well. As stated in our second quarter 2011 results, enrollment for 2011 Spring semester online degree programs was approximately 159,000 revenue students, a 1.3 percent increase from approximately 157,000 revenue students enrolled in the Spring 2010 semester.

As of September 30, 2011, ChinaEdu’s learning center network was providing online degree programs for 21 universities with 103 operational learning centers, of which 59 were proprietary centers5 and 44 were contracted centers6. This compares to 86 operational learning centers as of the end of the third quarter of 2010, of which 43 were proprietary and an equal number were contracted centers.

Net revenue from non-degree programs, including online tutoring programs, private primary and secondary schools and international and elite curriculum programs, in the third quarter of 2011 was $3.7 million, a 13.7 percent increase from $3.2 million in the third quarter of 2010. Of that, approximately $0.3 million was mainly attributable to increased student enrollment at our private school in Anqing. Recently, students at ChinaEdu’s private schools have done particularly well on college and high school entrance exams, increasing awareness of the schools and thereby driving higher enrollment numbers.

Cost of Revenue
Total cost of revenue for the third quarter of 2011 was $7.5 million, an increase of 28.8 percent, from $5.8 million in the corresponding period of 2010. Cost of revenue for online degree programs in the third quarter of 2011 was $5.0 million, an increase of 21.6 percent compared to $4.1 million in the corresponding period of 2010. Continued expansion of the Company’s learning center network, as well as spending related to the development of teacher training programs hosted by collaborative alliance university partners, drove the increase in cost of revenue for online degree programs.

Cost of revenue for non-degree programs in the third quarter of 2011 was $2.5 million, an increase of 45.8 percent from $1.7 million in the third quarter of 2010. The rise in cost was related to an increase in staff and rental costs associated with the expansion of international and elite curriculum programs as well as the further development of interactive and personalized learning products for online tutoring programs. There were also increased costs associated with the Anqing School, including continued increases in teaching staff costs and cafeteria costs related to a growing student body as well as an increased depreciation charge for the new campus.

Gross Profit and Gross Margin
Gross profit for the third quarter of 2011 was $10.4 million, compared to $10.1 million in the corresponding period of 2010. Total gross margin decreased to 58.2 percent, compared to 63.4 percent for the corresponding period in 2010. Gross margin for online degree programs decreased to 65.1 percent for the third quarter of 2011, compared to 67.7 percent in the corresponding period of 2010. The decrease in gross margin was primarily due to the expansion of our learning center network and was also due to increased costs associated with the development of our teacher training programs. In the future, we expect gross margin for online degree programs to continue to decrease somewhat as the percentage of total net revenue contributed by the Company’s learning center network increases. This is because the learning center network’s sales and service based model results in a higher cost of sales, whereas the traditional joint venture model is more operationally driven.

5	Proprietary centers refer to self-owned learning centers operated either under the Company’s own brand name or the brand name of a university pursuant to a licensing arrangement with that university.

6
Contracted centers refer to agreement with third party learning centers pursuant to which the Company only provides assistance applying for approval from provincial level education authorities as well as securing additional university online degree programs. In return, the Company receives a percentage of the tuition earned by these third party learning centers.

Gross margin for online tutoring programs decreased to 65.6 percent, down from 76.0 percent in third quarter of 2010, largely due to increased staff costs associated with the expansion of our interactive course offerings and the addition of more off-line personalized tutoring services. Gross margin for private schools decreased to 29.4 percent, compared to 34.2 percent in the corresponding period in 2010. The decrease was related to an increased depreciation charge for our Anqing School’s new campus as well as increased staff costs associated with a growing student body.

Having launched an entirely new program in our international division this fiscal year, gross margin for the international curriculum and elite programs was negative 20.0 percent for the third quarter of 2011, compared to positive 32.2 percent for the third quarter of 2010. This was primarily due to increases in staff costs and rental costs related to the expansion of new programs in this division.

Operating Expenses
Total operating expenses were $7.6 million in the third quarter of 2011, a 23.8 percent increase from $6.1 million for the corresponding period in 2010. As a percentage of net revenue, total operating expenses increased to 42.5 percent, compared to 38.7 percent in the corresponding period in 2010. The increase in total operating expenses was the result of the following:

•
General and administrative expenses for the third quarter of 2011 were $3.7 million, an increase of 18.9 percent from $3.1 million for the corresponding period in 2010. As a percentage of net revenue, general and administrative expenses increased to 20.5 percent from 19.4 percent in the same period in 2010. Increased staff costs and rising costs associated with leased facilities were the primary reasons for the increase.

•
Selling and marketing expenses were $2.2 million in the third quarter of 2011, an increase of 44.7 percent compared to $1.5 million for the corresponding period in 2010. As a percentage of net revenue, selling and marketing expenses increased to 12.5 percent, up from 9.8 percent in the same period in 2010. The increase in selling and marketing expenses were mainly related to growth in sales force headcount for online tutoring programs in Beijing and expenses related to promotional and branding activities on a national level.

•
Research and development expenses for the third quarter of 2011 were $1.7 million, an increase of 12.2 percent from $1.5 million in the corresponding period in 2010. The increase was primarily attributable to an increase in research and development headcount in connection with upgrading learning management systems and enhancing courseware development, particularly for the development of interactive products. As a percentage of net revenue, the research and development expense was 9.5 percent in the third quarter 2011, a slight decrease from 9.6 percent in the same period of 2010.

•
Share-based compensation for the third quarter of 2011, which is allocated to the related cost and operating expense line items, remained stable as $0.3 million, level with the corresponding period in 2010.

Income from Operations
Income from operations in the third quarter of 2011 was $2.8 million, a decrease of 28.4 percent compared to $3.9 million in the corresponding period of 2010. Operating margin decreased to 15.7 percent for the third quarter of 2011, compared to 24.7 percent in the corresponding period of 2010.

Adjusted income from operations, a non-GAAP measure defined as income from operations excluding share-based compensation, and amortization of intangible assets and land use rights, was $3.2 million for the third quarter of 2011, a decrease of 25.8 percent compared to $4.4 million in the corresponding period of 2010.

Adjusted operating margin, a non-GAAP measure defined as the ratio of adjusted income from operations (non-GAAP) over net revenue, for the third quarter of 2011 decreased to 18.2 percent, compared to 27.6 percent for the corresponding period of 2010.

Interest Income and Investment Income
Interest income and investment income for the third quarter of 2011 remained stable at $0.3 million, compared to $0.3 million for the corresponding quarter of 2010.

Income Tax Expense
In the third quarter of 2011, income tax expense was $0.5 million and the effective income tax rate was 14.2 percent, compared with an income tax expense of $0.7 million and effective income tax rate of 17.3 percent in same period of 2010.

Net Income Attributable to Non-controlling Interests
Net income attributable to non-controlling interests remained stable at $1.8 million in the third quarter of 2011, compared to $1.7 million in the corresponding period in 2010.

Net Income Attributable to ChinaEdu
Net income attributable to ChinaEdu, which is net income, excluding net income attributable to non-controlling interests, was $0.9 million in the third quarter of 2011, representing a decrease of 49.2 percent from $1.8 million in the corresponding period of 2010.

Net income attributable to ChinaEdu per basic and diluted ADS was $0.059 and $0.056, respectively, for the third quarter of 2011, as compared to $0.114 and $0.107, respectively, for the corresponding period in 2010.

Adjusted net income attributable to ChinaEdu (non-GAAP) was $1.4 million in the third quarter of 2011 compared to $2.3 million in the corresponding period of 2010. Adjusted net margin, a non-GAAP measure defined as the ratio of adjusted net income attributable to ChinaEdu (non-GAAP) over net revenue, was 7.6 percent in the third quarter of 2011, compared to 14.4 percent in the corresponding period of 2010.

Adjusted net income attributable to ChinaEdu per basic and diluted ADS (non-GAAP) was $0.086 and $0.081, respectively, for the third quarter of 2011, compared to $0.141 and $0.132, respectively, in the corresponding period of 2010.

Deferred Revenue
At the end of the third quarter of 2011, deferred revenue was $8.8 million, consisting of current deferred revenue in the amount of $7.1 million and non-current deferred revenue in the amount of $1.7 million. The majority of the balance of deferred revenue is comprised of private school and online tutoring program revenue. Private school revenue is received in September, but amortized over 6 or 12 months while online tutoring program revenue is received and mostly amortized over 12 months.

Cash and Cash Equivalents and Term Deposits
As of September 30, 2011, the Company reported cash and cash equivalents and term deposits of $48.5 million, which primarily consisted of cash, demand deposits with original maturity terms of three months or less, and term deposits with original maturity terms of greater than three months but less than one year.

Amounts Due from Related Parties
Amounts due from related parties, which represents cash owed to the Company by collaborative alliance partners, were $36.0 million as of September 30, 2011 as compared to $38.7 million as of December 31, 2010.

2011 Year-to-Date Financial Results

Net Revenue
For the nine months ended September 30, 2011, total net revenue was $49.4 million, which represented an increase of 9.5 percent over $45.1 million in the corresponding period in 2010. Net revenue from online degree programs for the first nine months of 2011 was $39.2 million, representing a 9.2 percent increase from $35.9 million in the corresponding period of 2010. Net revenue from non-online degree programs for the nine months ended September 30, 2011 was $10.2 million, compared to $9.2 million in 2010, a 10.8 percent increase. The growth in total net revenue is mainly the result of strong enrollment in our online degree programs both in the Fall semester of 2010 and Spring semester of 2011, particularly through our learning center network. Growth in net revenue from our Anqing School and our 101 online tutoring programs also contributed to the net revenue increase.

Cost of Revenue
For the nine months ended September 30, 2011, total cost of revenue was $20.6 million, an increase from $16.2 million for the corresponding period in 2010. Cost of revenue for online degree programs for the nine months ended September 30, 2011 was $13.8 million, an increase of 22.9 percent compared to $11.2 million in the corresponding period of 2010. The increase was primarily due to cost increases related to the expansion of the Company’s learning center network and increases in headcount across business lines.

Cost of revenue for non-online degree programs in the nine months of 2011 was $6.8 million, an increase of 37.3 percent compared to $5.0 million in the corresponding period of 2010. The increase was primarily attributable to an increase in teaching and recruiting costs related to the expansion of international and elite curriculum programs to meet market demand for study-abroad opportunities. The increase was also due to an increased depreciation charge at the Anqing School as well as additional headcount required to develop interactive and personalized learning products for online tutoring programs.

Gross Profit
Gross profit for the nine months ended September 30, 2011 was $28.8 million, a slight decrease of 0.4 percent compared with $28.9 million for the corresponding period in 2010. The decrease was primarily due to a decrease in gross margin for international and elite curriculum programs.

Income from Operations
Income from operations was $7.1 million for the nine months ended September 30, 2011, representing a decrease of 37.8 percent from $11.5 million for the corresponding period in 2010. Operating margin was 14.4 percent for the nine months ended September 30, 2011 compared to 25.4 percent for the corresponding period in 2010.

Adjusted income from operations (non-GAAP) was $8.4 million for the nine months ended September 30, 2011, representing a decrease of 33.5 percent, compared to $12.7 million in the corresponding period of 2010. Adjusted operating margin (non-GAAP) for the nine months ended September 30, 2011 was 17.1 percent, compared to 28.1 percent for the corresponding period in 2010.

Interest Income and Investment Income
Interest income and investment income increased 36.5 percent to $1.1 million in the nine months ended September 30, 2011, compared to $0.8 million for the correspondence period of 2010.

Income Tax Expense
Income tax expense for the nine months ended September 30, 2011 was $1.5 million, compared with $3.0 million for the correspondence period of 2010.

Net Income Attributable to Non-controlling Interests
Net income attributable to non-controlling interests was $4.6 million for the nine months ended September 30, 2011, an increase of 9.4 percent compared to $4.2 million in the corresponding period of 2010. The increase was primarily due to a non-controlling interest impact related to the increase in net income from online degree programs.

Net Income attributable to ChinaEdu
Net income attributable to ChinaEdu was $2.3 million for the nine months ended September 30, 2011, representing a decrease of 55.4 percent from $5.1 million for the corresponding period in 2010. Net margin was 4.6 percent for the nine months ended September 30, 2011, compared to 11.3 percent for the corresponding period in 2010.

Adjusted net margin was 7.1 percent for the nine months ended September 30, 2011, compared to 13.8 percent for the corresponding period of 2010. The decrease was primarily due to decreased net profit in the second and third quarter of 2011.

Fourth Quarter 2011 Guidance
ChinaEdu expects total net revenue in the fourth quarter of 2011 to range from RMB110 million to RMB115 million or $17.4 million to $18.0 million. This forecast reflects ChinaEdu’s current and preliminary view, which is subject to change.

Recent Developments –CFO Appointment
On November 3, 2011, the Company announced the appointment of Mr. Simon Mei as chief financial officer. Simon Mei joined ChinaEdu Corporation from Deloitte Touche Tohmatsu CPA Ltd., where he was a senior manager in assurance and advisory services in Beijing. Previously, Mr. Mei held senior manager and manager positions at Ernst & Young LLP and KPMG LLP respectively, during his nine years in Canada. His years of Big Four audit work included the execution of multiple IPO audits including companies in the education industry. Before going into audit, Mr. Mei was a finance and administrative manager in Beijing for Kennametal Ltd., a US$3 billion NYSE- listed company that manufactures metal cutting and mining products in China through its subsidiary Kennametal (China). There, he was responsible for financial reporting, strategic planning, treasury, risk management, investor and bank relations, corporate governance, taxation, audit and budgeting. Mr. Mei began his career as a corporate accountant for China Trust and Investment Corporation in Beijing, where he was responsible for financial reporting for this RMB20 billion financial institution. Mr. Mei holds a master’s degree in finance from Renmin University of China in Beijing and a bachelor’s degree in finance from Zhong Nan University of Finance and Economics in Wuhan, China. He earned his certified management accountant designation in the United States in 2003 and his Canadian chartered accountant designation in Edmonton, Alberta in 2006.

Conference Call
ChinaEdu’s management will hold an earnings conference call at 8:00 a.m. U.S. Eastern Time on November 22, 2011 (9:00 p.m. Beijing/Hong Kong Time on November 22, 2011).

Dial-in details for the earnings conference call are as follows:

International:	+65 67239381
Hong Kong:	+852 24750994
United States:	+1 (718) 354-1231
Toll-free China, Mobile:	4006208038
Toll-free China:	8008190121
Toll-free United States:	1 (866) 519-4004
Conference ID:	25374600

A live and archived webcast of the conference call will be available on the investor relations page of ChinaEdu's website at http://ir.chinaedu.net and a replay of the conference call may be accessed by phone until November 29, 2011.

Dial-in numbers for the replay are as follows:

Toll Free United States	+1 866 214 5335
International	+1 718 354 1232
Conference ID:	25374600

Non-GAAP Financial Measures
To supplement the unaudited condensed consolidated financial information presented in accordance with Generally Accepted Accounting Principles in the United States of America (“GAAP”), the Company uses non-GAAP measures of income from operations and net income attributable to ChinaEdu, which are adjusted from results based on GAAP to exclude certain non-cash items of share-based compensation and amortization of intangible assets and land use rights. These non-GAAP financial measures are provided to enhance the investors’ overall understanding of the Company’s current and past financial performance in on-going core operations as well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. Management considers the non-GAAP information as important measures internally and therefore deems it important to provide all of this information to investors.

About ChinaEdu
ChinaEdu Corporation is an educational services provider in China, incorporated as an exempted limited liability company in the Cayman Islands. Established in 1999, the Company’s primary business is to provide comprehensive services to the online degree programs of leading Chinese universities. These services include academic program development, technology services, enrollment marketing, student support services and finance operations. The Company’s other lines of businesses include the operation of private primary and secondary schools, online interactive tutoring services and providing marketing, support for international and elite curriculum programs and online learning community for adult students.

The Company believes it is the largest service provider to online degree programs in China in terms of the number of higher education institutions that are served and the number of student enrollments supported.  The Company currently has 19 long-term contracts that generally vary from 10 to 50 years in length.  ChinaEdu also performs recruiting services for 21 universities through nationwide learning center network.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties and contingencies, many of which are beyond our control which may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. Unless required by law, the Company undertakes no obligation to (and expressly disclaim any such obligation to) update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Helen Plummer
Senior Investor Relations Coordinator
ChinaEdu Corporation
Phone: +86 13911672124
E-mail: helen@chinaedu.net

Jin Yu
Investor Relations Manager
ChinaEdu Corporation
Phone: +86 15711096022
E-mail: jinyu@chinaedu.net

ChinaEdu Corporation
Unaudited Condensed Consolidated Balance Sheets

(in thousands, unaudited)	December 31, 2010	September 30, 2011	September 30, 2011
	RMB	RMB	US$

Current assets:
Cash and cash equivalents	190,493	222,421	34,873
Term deposits	120,500	87,163	13,666
Short-term investments	32,469	35,456	5,559
Accounts receivable	35,091	23,445	3,676
Inventories	358	-	-
Prepaid expenses and other current assets	30,966	27,192	4,263
Amounts due from related parties	246,925	229,308	35,953
Deferred tax assets-current	5,003	1,400	220
Total current assets	661,805	626,385	98,210
Deferred tax assets-non-current	3,470	9,761	1,530
Rental deposits	936	2,622	411
Land use rights	27,265	26,809	4,203
Property and equipment, net	227,507	241,835	37,917
Deposits paid for acquisition of property and equipment	19,792	14,990	2,350
Acquired intangible assets, net	65,849	64,716	10,147
Goodwill	43,255	43,255	6,782
Total assets	1,049,879	1,030,373	161,550

Liabilities and equity
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIE without recourse to the Group of 10,277 and 10,895 as of December 31, 2010 and September 30, 2011)	11,410	11,719	1,837
Deferred revenues-current (including deferred revenues of the consolidated VIE without recourse to the Group of 18,762 and 23,147 as of December 31, 2010 and September 30, 2011)	105,891	45,315	7,105
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of 12,486 and 19,184 as of December 31, 2010 and September 30, 2011)	83,486	101,504	15,915
Amounts due to related parties (including amounts due to related parties of the consolidated VIE without recourse to the Group of 2,201 and 1,786 as of December 31, 2010 and September 30, 2011)	31,177	23,190	3,636
Income taxes payable (including income taxes payable of the consolidated VIE without recourse to the Group of 8,432 and 9.033 as of December 31, 2010 and September 30, 2011)	44,612	42,129	6,605
Other taxes payable (including other taxes payable of the consolidated VIE without recourse to the Group of 2,482 and 2,774 as of December 31, 2010 and September 30, 2011)	20,508	18,490	2,899
Total current liabilities	297,084	242,347	37,997
Deferred revenues-non-current (including deferred revenues of the consolidated VIE without recourse to the Group of 71 and 38 as of December 31, 2010 and September 30, 2011)	9,804	11,005	1,725
Deferred tax liabilities-non-current (including deferred tax liabilities of the consolidated VIE without recourse to the Group of 1,057 and 1,027 as of December 31, 2010 and September 30, 2011)	9,836	9,384	1,471
Unrecognized tax benefit (including unrecognized tax benefit of the consolidated VIE without recourse to the Group of 1,251 and 2,079 as of December 31, 2010 and September 30, 2011)	3,691	5,422	850
Total liabilities	320,415	268,158	42,043

ChinaEdu shareholders’ equity	595,979	601,947	94,379
Noncontrolling interests	133,485	160,268	25,128
Total equity	729,464	762,215	119,507
Total liabilities and equity	1,049,879	1,030,373	161,550

ChinaEdu Corporation
Unaudited Condensed Consolidated Statements of Operations

	Three Months Ended				Nine Months Ended
(in thousands, except for percentage, share, and per share information)	September 30, 2010	June 30, 2011	September 30, 2011	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2011
	RMB	RMB	RMB	US$	RMB	RMB	US$

Gross Revenue *	105,115	115,327	118,800	18,626	300,312	329,989	51,739

Business Tax	4,044	5,296	4,880	765	12,447	14,688	2,303

Net Revenue:
Online degree programs	80,560	88,085	90,597	14,204	229,263	250,347	39,251
Online tutoring programs	6,180	7,250	6,792	1,065	17,665	19,698	3,089
Private primary and secondary schools	10,848	11,880	12,445	1,951	29,582	35,565	5,576
International and elite curriculum programs	3,483	2,816	4,086	641	11,355	9,691	1,520
Total net revenue	101,071	110,031	113,920	17,861	287,865	315,301	49,436

Cost of revenue:
Online degree programs	25,986	29,500	31,597	4,954	71,451	87,809	13,767
Online tutoring programs	1,486	2,077	2,334	366	4,124	6,424	1,007
Private primary and secondary schools	7,138	8,395	8,782	1,377	20,878	25,538	4,004
International and elite curriculum programs	2,362	4,168	4,902	769	6,825	11,735	1,840
Total cost of revenue	36,972	44,140	47,615	7,466	103,278	131,506	20,618

Gross profit:
Online degree programs	54,574	58,585	59,000	9,250	157,812	162,538	25,484
Online tutoring programs	4,694	5,173	4,458	699	13,541	13,274	2,082
Private primary and secondary schools	3,710	3,485	3,663	574	8,704	10,027	1,572
International and elite curriculum programs	1,121	(1,352)	(816)	(128)	4,530	(2,044)	(320)
Total gross profit	64,099	65,891	66,305	10,395	184,587	183,795	28,818

Online degree programs	67.7%	66.5%	65.1%	65.1%	68.8%	64.9%	64.9%
Online tutoring programs	76.0%	71.4%	65.6%	65.6%	76.7%	67.4%	67.4%
Private primary and secondary schools	34.2%	29.3%	29.4%	29.4%	29.4%	28.2%	28.2%
International and elite curriculum programs	32.2%	(48.0%)	(20.0%)	(20.0%)	39.9%	(21.1%)	(21.1%)
Gross margin	63.4%	59.9%	58.2%	58.2%	64.1%	58.3%	58.3%

Operating expenses:
General and administrative	19,605	24,612	23,320	3,656	57,925	69,829	10,948
Selling and marketing	9,856	14,083	14,264	2,236	25,652	37,415	5,866
Research and development	9,665	10,501	10,843	1,700	27,948	31,102	4,876
Total operating expenses	39,126	49,196	48,427	7,592	111,525	138,346	21,690
Income from operations	24,973	16,695	17,878	2,803	73,062	45,449	7,128
Operating margin	24.7%	15.2%	15.7%	15.7%	25.4%	14.4%	14.4%

Other income	143	299	297	47	431	719	113
Interest income	1,560	2,139	2,153	338	3,962	6,202	972
Investment income	549	629	37	6	1,071	666	104
Income before income tax	27,225	19,762	20,365	3,194	78,526	53,036	8,317

Income tax expense	(4,723)	(3,981)	(2,897)	(454)	(19,335)	(9,353)	(1,466)
Net income	22,502	15,781	17,468	2,740	59,191	43,683	6,851
Net income attributable to the noncontrolling interests	(10,777)	(10,741)	(11,514)	(1,805)	(26,689)	(29,195)	(4,577)
Net income attributable to ChinaEdu	11,725	5,040	5,954	935	32,502	14,488	2,274
Net margin	11.6%	4.6%	5.2%	5.2%	11.3%	4.6%	4.6%

Net income attributable to ChinaEdu per ADS:
Basic	0.73	0.32	0.38	0.059	2.03	0.91	0.144
Diluted	0.68	0.30	0.36	0.056	1.87	0.85	0.134

Weighted average aggregate number of ADSs outstanding:
Basic	16,043,240	15,853,838	15,753,809	15,753,809	16,009,690	15,838,717	15,838,717
Diluted	17,306,106	17,000,614	16,720,855	16,720,855	17,359,851	16,983,130	16,983,130

* Gross revenue are detailed as follows
Online degree programs	84,148	93,028	95,073	14,906	240,971	263,910	41,378
Online tutoring programs	6,399	7,414	6,940	1,088	17,710	20,204	3,168
Private primary and secondary schools	10,882	11,905	12,463	1,954	29,616	35,620	5,585
International curriculum programs	3,686	2,980	4,324	678	12,015	10,255	1,608

ChinaEdu Corporation
Unaudited Condensed Consolidated Statements of Cash Flow

	Three Months Ended				Nine Months Ended
(in thousands, unaudited)	September 30, 2010	June 30, 2011	September 30, 2011	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2011
	RMB	RMB	RMB	US$	RMB	RMB	US$

Operating activities:
Net income	22,502	15,781	17,468	2,740	59,191	43,683	6,851
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	1,700	1,649	1,619	253	4,204	4,823	756
Depreciation and amortization of property and equipment	4,957	5,748	5,728	898	14,467	17,263	2,707
Amortization of land use rights	152	152	152	23	457	456	71
Amortization of acquired intangible assets	1,088	1,017	1,059	166	3,261	3,093	485
Loss(gain) on sale of bonds	-	58	(37)	(6)	-	21	3
Gain on sale of investment	-	(687)	-	-	-	(687)	(108)
Loss from disposal of property and equipment	4	17	55	9	-	153	24
Deferred income taxes	(318)	(1,079)	(3,108)	(487)	436	(3,140)	(492)
Changes in assets and liabilities						-
Accounts receivable	9,100	(22,492)	14,342	2,249	5,073	11,646	1,826
Inventory	4	360	-	-	523	358	56
Prepaid expenses and other current assets	348	(1,576)	5,087	798	5,043	3,022	474
Amounts due from related parties	50,989	(96,759)	41,318	6,478	(26,220)	17,354	2,721
Rental deposits	(65)	(275)	(94)	(15)	(187)	(1,686)	(264)
Accounts payable	1,636	3,261	1,854	291	1,992	6,436	1,009
Deferred revenues	(70,660)	74,726	(72,711)	(11,400)	(61,023)	(59,257)	(9,291)
Accrued expenses and other current liabilities	4,975	17,173	7,943	1,245	8,839	18,164	2,848
Amounts due to related parties	(17,200)	8,368	(7,944)	(1,246)	21,183	(12,791)	(2,005)
Income tax payable	4,960	3,535	5,241	822	9,050	(2,483)	(389)
Other taxes payable	1,533	3,401	1,555	244	79	(2,018)	(316)
Unrecognized tax benefit	60	662	473	74	547	1,731	271
Net cash provided by operating activities	15,765	13,040	20,000	3,136	46,915	46,141	7,237

Investing activities:
Purchase of property and equipment	(12,052)	(6,355)	(3,810)	(597)	(22,251)	(18,086)	(2,836)
Prepaid acquisition cost	(7,460)	-		-	(7,460)	-	-
Deposits paid for acquisition of property and equipment	(19,792)	(14,546)	(444)	(70)	(19,792)	(14,990)	(2,350)
Purchase of term deposits	17,800	37,401	38,936	6,105	(39,537)	33,337	5,227
Purchase of investments	(1,494)	(11,000)	-	-	(13,418)	(17,000)	(2,665)
Proceeds from the sale of investment	3,000	11,546	1,674	262	3,000	13,220	2,073
Acquisition of noncontrolling interest	(998)	-	-	-	(998)	-	-
Purchase of exclusive partnership	-	-	(1,960)	(307)	-	(1,960)	(307)
Proceeds from disposal of property and equipment	-	1	21	3	108	255	40
Net cash (used in) provided by investing activities	(20,996)	17,047	34,417	5,396	(100,348)	(5,224)	(818)

Financing activities:
Proceeds from exercise of share options	574	94	204	32	2,760	578	91
Prepayment for shares repurchase	-	(130)	-	-	(1,824)	(130)	(20)
Repurchase and cancellation of ordinary shares	-	(5,723)	(1,026)	(161)	(323)	(6,749)	(1,058)
Repayment of loan from related party	-	(25,000)	(8,000)	(1,254)	-	(33,000)	(5,174)
Short term loan	5,756	-	-	-	5,756	-	-
Loan from related party	-	-	2,000	314	-	37,500	5,880
Cash dividends paid to noncontrolling shareholders	(196)	-	-	-	(1,666)	(10,251)	(1,607)
Capital contributions by noncontrolling shareholders	-	-	1,960	307	-	2,960	464
Net cash (used in) provided by financing activities	6,134	(30,759)	(4,862)	(762)	4,703	(9,092)	(1,424)

Effect of foreign exchange rate changes	(208)	(39)	(9)	(2)	(425)	103	11

CASH AND CASH EQUIVALENTS, beginning of period	153,293	173,586	172,875	27,105	203,143	190,493	29,867

CASH AND CASH EQUIVALENTS, end of period	153,988	172,875	222,421	34,873	153,988	222,421	34,873

Net increase (decrease) in cash and cash equivalents	695	(711)	49,546	7,768	(49,155)	31,928	5,006

ChinaEdu Corporation
Unaudited reconciliations from income from operations to adjusted income from operations (non-GAAP) and adjusted operating margin (non-GAAP)

	Three Months Ended				Nine Months Ended
(in thousands, unaudited)	September 30, 2010	June 30, 2011	September 30, 2011	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2011
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net revenue	101,071	110,031	113,920	17,861	287,865	315,301	49,436
Income from operations	24,973	16,695	17,878	2,803	73,062	45,449	7,128
Adjustment:
Share-based compensation	1,700	1,649	1,619	253	4,204	4,823	756
Amortization of intangible assets and land use rights	1,240	1,169	1,211	189	3,718	3,549	556
Adjusted income from operations (non-GAAP)	27,913	19,513	20,708	3,245	80,984	53,821	8,440
Adjusted operating margin (non-GAAP)	27.6%	17.7%	18.2%	18.2%	28.1%	17.1%	17.1%

ChinaEdu Corporation
Unaudited reconciliations from net income attributable to ChinaEdu to adjusted net income attributable to ChinaEdu (non-GAAP), adjusted net margin (non-GAAP) and adjusted net income per ADS (non-GAAP)

	Three Months Ended				Nine Months Ended
(in thousands, unaudited)	September 30, 2010	June 30, 2011	September 30, 2011	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2011
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net revenue	101,071	110,031	113,920	17,861	287,865	315,301	49,436
Net income attributable to ChinaEdu	11,725	5,040	5,954	935	32,502	14,488	2,274
Adjustment:
Share-based compensation	1,700	1,649	1,619	253	4,204	4,823	756
Share-based compensation attributable to the noncontrolling interest	(149)	(134)	(122)	(19)	(624)	(376)	(59)
Amortization of intangible assets and land use rights	1,240	1,169	1,211	189	3,718	3,549	556
Adjusted net income attributable to ChinaEdu (non-GAAP)	14,516	7,724	8,662	1,358	39,800	22,484	3,527
Adjusted net margin (non-GAAP)	14.4%	7.0%	7.6%	7.6%	13.8%	7.1%	7.1%

Adjusted net income attributable to ChinaEdu per ADS (non-GAAP)
Basic	0.90	0.49	0.55	0.086	2.49	1.42	0.223
Diluted	0.84	0.45	0.52	0.081	2.29	1.32	0.208

Weighted average aggregate number of ADSs outstanding:
Basic	16,043,240	15,853,838	15,753,809	15,753,809	15,992,637	15,838,717	15,838,717
Diluted	17,306,106	17,000,614	16,720,855	16,720,855	17,386,445	16,983,130	16,983,130